FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2009

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron 456
                         (C1038AAJ) Buenos Aires, Argentina
                     (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                 Form 20-F X Form 40-F
                                          ---          ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                    FORM 6-K

                           Commission File No. 0-30852



  Month Filed                 Event and Summary                      Exhibit No.

February, 2009    Notice of Material Event, dated February 5, 2009,         99.1
                  regarding the Registrant's notice of an
                  ordinary shareholders' meeting to consider the creation of a Global Program for the issuance of Negotiable Obligations for a maximum outstanding face value of up to US$
                  60,000,000.

February, 2009    Agenda for the Registrant's shareholders'                 99.2
                  meeting to consider the creation of a Global
                  Program.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     GRUPO FINANCIERO GALICIA S.A.
                                     (Registrant)



Date: February 5, 2009               By: /s/Antonio Garces
                                         -----------------
                                         Name:  Antonio Garces
                                         Title: Chief Executive Officer